UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

21VIANET GROUP, INC.

(Name of Issuer)

Class A Ordinary Shares, Par Value $0.00001

(Title of Class of Securities)

90138A103

(CUSIP Number)

Ng Yuk Keung

King Venture Holdings Limited

Xiaomi Campus,

No. 33 Xi erqi Middle Road

Haidian District, Beijing 100085

The People’s Republic of China

Telephone: +(86) 10 62927777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90138A103

1.	NAME OF REPORTING PERSON: King Venture Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,737,393(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,737,393(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,737,393(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% of the Class A Ordinary Shares(1), (2)
14.	TYPE OF REPORTING PERSON CO

(1)

Representing 17,487,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.

(2)

Represents approximately 8.9% of the voting power of the ordinary shares of the Issuer. Represents approximately 5.3% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares. Based on 505,253,850 Class A Ordinary Shares (including Class A Ordinary Shares issued to Citibank, N.A. as depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan, but excluding treasury shares), 174,649,638 Class B Ordinary Shares and 60,000 Class C Ordinary Shares stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the Issuer’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2020 (the “February 2020 6-K”).

CUSIP No. 90138A103

1.	NAME OF REPORTING PERSON: Kingsoft Corporation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 35,737,393(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 35,737,393(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,737,393(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8% of the Class A Ordinary Shares(1), (2)
14.	TYPE OF REPORTING PERSON CO

(1)

Representing 17,487,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares beneficially owned by the Reporting Person into Class A Ordinary Shares.

(2)

Represents approximately 8.9% of the voting power of the ordinary shares of the Issuer. Represents approximately 5.3% of the total ordinary shares of the Issuer assuming the conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares. Based on 505,253,850 Class A Ordinary Shares (including Class A Ordinary Shares issued to Citibank, N.A. as depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan, but excluding treasury shares), 174,649,638 Class B Ordinary Shares and 60,000 Class C Ordinary Shares stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K.

Introductory Note

This amendment No. 4 (“Amendment No. 4”) to Schedule 13D is jointly filed on behalf of King Venture Holdings Limited, a company incorporated under the laws of the Cayman Islands (“King Venture”), and Kingsoft Corporation Limited, a company incorporated under the laws of the Cayman Islands (“Kingsoft”, together with King Venture, each a “Reporting Person” and collectively, the “Reporting Persons”), with respect to 21Vianet Group, Inc. (the “Issuer”).

This Amendment No. 4 represents the fourth amendment to the initial statement on Schedule 13D jointly filed on behalf of the Reporting Persons with the SEC on January 20, 2015 (the “Original Schedule 13D”), as amended and supplemented by amendment No.1 jointly filed on behalf of the Reporting Persons with the SEC on June 19, 2015 (“Amendment No.1”), by amendment No 2. jointly filed on behalf of the Reporting Persons with the SEC on July 29, 2015 (“Amendment No. 2”) and by amendment No.3 jointly filed on behalf of the Reporting Persons with the SEC on July 15, 2016 (“Amendment No.3,” Amendment No. 1, Amendment No.2 and the Original Schedule 13D are collectively, the “Schedule 13D”). Except as provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 below, King Venture converted 21,600,000 of its 39,087,125 Class A Ordinary Shares of the Issuer into 3,600,000 American Depositary Shares (the “ADSs”) and subsequently sold 3,600,000 ADSs in open market transactions. The information set forth in Item 4 below is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

In May 2020, King Venture converted 21,600,000 of its 39,087,125 Class A Ordinary Shares of the Issuer into 3,600,000 ADSs (at a ratio of 6 Class A Ordinary Shares per 1 ADS). King Venture received the 3,600,000 ADSs on May 19, 2020.

On May 19, 2020, 2020, King Venture sold 3,600,000 ADSs in open market transactions at a price of $16.17 per ADS pursuant to Rule 144 under the Securities Act of 1933, as amended. The primary purpose of the transactions was to provide for asset diversification and liquidity.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) King Venture is the beneficial owner of 35,737,393 Class A Ordinary Shares, representing (i) 17,487,125 Class A Ordinary Shares and 18,250,268 Class B Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by King Venture into Class A Ordinary Shares, (ii) approximately 6.8% of the outstanding Class A Ordinary Shares, assuming the conversion of all Class B Ordinary Shares held by King Venture into Class A Ordinary Shares, (iii) approximately 5.3% of all outstanding ordinary shares of the Issuer, assuming the conversion of all outstanding Class B Ordinary Shares and Class C Ordinary Shares into Class A Ordinary Shares, and (iv) approximately 8.9% of the voting power of all ordinary shares of the Issuer. The foregoing is based on 505,253,850 Class A Ordinary Shares (including Class A Ordinary Shares issued to Citibank, N.A. as depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan, but excluding treasury shares), 174,649,638 Class B Ordinary Shares and 60,000 Class C Ordinary Shares stated to be outstanding as of January 31, 2020 in a form of convertible note purchase agreement filed as an exhibit to the February 2020 6-K. In respect of matters requiring the vote of shareholders, each Class A Share is entitled to one vote and each Class B Share is entitled to ten votes. Each Class C Share is entitled the same rights as the Class A Shares except for veto right on three corporate matters as described in the Issuer’s report on Form 6-K filed with the SEC on October 15, 2019. Each Class B Share and each Class C Share is convertible into one Class A Share at any time by the holder thereof. In addition, each Class B Share and each Class C Share is automatically converted into one Class A Share upon its transfer to any person which is not an affiliate of the holder thereof.

Kingsoft, through its ownership of King Venture, may be deemed to share voting and dispositive power over the Class A Ordinary Shares beneficially owned by King Venture.

(c)    Except as described in this Schedule 13D, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d)    Not applicable.

(e)    Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2020

KING VENTURE HOLDINGS LIMITED

By:	/s/ Yuk Keung NG
Name:	Yuk Keung NG
Title:	Director

KINGSOFT CORPORATION LIMITED

By:	/s/ Yuk Keung NG
Name:	Yuk Keung NG
Title:	Director